UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TSS, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

34958D102
(CUSIP Number)

December 27, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[x] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	34958D102

1	Names of Reporting Persons
Glen Ikeda

2	Check the appropriate box if a member of a Group (see instructions)

(a) [ ] (b) [ ]
3	SEC Use Only

4	Citizenship or Place of Organization

United States
	5	Sole Voting Power
1,606,856 (1)

Number of	6	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7	Sole Dispositive Power
Reporting Person		1,606,856
With:
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,606,856

10	Check if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11	Percent of class represented by amount in row (9)
9.8555% (2)

12	Type of Reporting Person (See Instructions)
IN

(1)

The shares of common stock, par value $0.0001 per share (the “Shares”), of TSS, Inc. (the “Issuer”) over which Mr. Ikeda may be deemed to have sole voting power are comprised of 1,606,856 outstanding Shares.

(2)	Based on a total of 16,304,107 Shares issued and outstanding as of November 14, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018.

Item 1.

(a)	Name of Issuer: TSS, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 110 E. Old Settlers Road, Round Rock, Texas 78664

Item 2.

(a)	Name of Person Filing: Glen Ikeda

(b)	Address of Principal Business Office or, if None, Residence: P.O. Box 3306, Auburn, California 95604

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP No.: 34958D102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)          Amount Beneficially Owned: 1,606,856 shares of common stock, par value $0.0001 per share (the “Shares”), of the Issuer.

(b)          Percent of Class: 9.8555%. This percentage is based on a total of 16,304,107 Shares issued and outstanding as of November 14, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018.

(c)          Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,606,856

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,606,856

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 31, 2018

/s/ Glen Ikeda

Name: Glen Ikeda

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).